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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           _________________________

                                SCHEDULE 14D-9
                                (RULE 14d-101)

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                           ________________________

                            Comptek Research, Inc.
                           (Name of Subject Company)

                            Comptek Research, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.02 Per Share
                        (Title of Class of Securities)

                                   204682108
                     (CUSIP Number of Class of Securities)

                           _________________________

                           Christopher A. Head, Esq.
            Executive Vice President, General Counsel and Secretary
                            Comptek Research, Inc.
                               2732 Transit Road
                         Buffalo, New York 14224-2523
                                (716) 677-4070

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                with copies to:

        James R. Tanenbaum, Esq.                   Richard S. Forman, Esq.
     Stroock & Stroock & Lavan LLP              Stroock & Stroock & Lavan LLP
            180 Maiden Lane                        2029 Century Park East
        New York, New York 10038                    Los Angeles, CA 90067
             (212) 806-5400                             (310) 556-5800

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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          This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on July 6, 2000, by Comptek Research, Inc., a New York corporation ("Comptek"), relating to the offer by Northrop Grumman Corp., a Delaware corporation ("Northrop Grumman"), through its wholly owned subsidiary, Yavapai Acquisition Corp., a Delaware corporation ("Acquisition Sub"), to exchange each outstanding share of common stock, par value $.02 per share, of Comptek, including the associated preferred stock purchase rights (the "Comptek Shares"), for such number of shares of the common stock, par value $1.00 per share, of Northrop Grumman (the "Northrop Grumman Common Stock") equal to the quotient obtained by dividing $20.75 by the average of the per share closing sales price of Northrop Grumman Common Stock, rounded to four decimal places, as reported under "NYSE Composite Reports" in The Wall Street Journal for each of the 20 New York Stock Exchange trading days in the period ending two business days prior to the effective date of the registration statement filed by Northrop Grumman on Form S-4 to register the offer and sale of Northrop Grumman Common Stock pursuant to the offer, subject to adjustment as more fully described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

ITEM 9.  EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended by additions of the following exhibit:

Exhibit No.    Description
-----------    -----------

(a)(6)         Form of Letter to Participants in the Comptek Research, Inc.
               Employee Stock Purchase Plan (the "Stock Purchase Plan"), including form of Participant's Instruction to exchange Comptek Shares held in Participant's account under the Stock Purchase Plan.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: JULY 10, 2000

                              COMPTEK RESEARCH, INC.

                              By:  /s/ Christopher A. Head
                                   -----------------------------
                                   Christopher A. Head, Esq.
                                   Executive Vice President,
                                   General Counsel and Secretary




                                       2
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                                 EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

(a)(6)         Form of Letter to Participants in the Comptek Research, Inc.
               Employee Stock Purchase Plan (the "Stock Purchase Plan"), including form of Participant's Instruction to exchange Comptek Shares held in Participant's account under the Stock Purchase Plan.